767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 11, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention: Blake Grady

Re:	Agiliti, Inc.
Schedule 13E-3 filed March 12, 2024
File No. 005-93446

Preliminary Information Statement on Schedule 14C filed March 12, 2024
File No. 001-40361

Dear Mr. Grady:

On behalf of our client, Agiliti, Inc. (the “Company”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 4, 2024, relating to the Transaction Statement on Schedule 13E-3 filed on March 12, 2024 (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C filed on March 12, 2024 (the “Information Statement”). The Company is concurrently submitting to the Staff an amendment to the Information Statement (the “Amended Information Statement”) and an amendment to the Schedule 13E-3 (the “Amended Schedule 13E-3”) via EDGAR.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Information Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Information Statement.

1.

Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E- 3 in a “Special Factors” section in the front of the information statement. Refer to Rule 13e-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary.

Response: The Company respectfully advises the Staff that it has moved the “Special Factors” section to appear immediately after the Summary.

Securities and Exchange Commission April 11, 2024 Page 2

2.

In circumstances where the registrant elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the disclosure to include the information required by Item 1010(c) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has included the summary information required by Item 1010(c) of Regulation M-A on pages 107-108 of the Amended Information Statement under the section titled “Summary Financial Information” in response to the Staff’s comment.

3.

The SEC Reference Room no longer provides a means for stockholders to access periodic and current reports or proxy statements; however, those filings are generally available on the SEC’s EDGAR system. Please revise your disclosure on pages 17 and 111 accordingly.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 70 and 122 of the Amended Information Statement in response to the Staff’s comment.

4.

Please revise to state, in dollar amounts and percentages, the interests of the Sponsor Entities in the Company’s net book value and net earnings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 51-52 of the Amended Information Statement in response to the Staff’s comment.

5.

We note the disclosure on page four and elsewhere in the information statement that the Board determined that the Transactions are fair to the Company and its stockholders, other than the THL Agiliti Stockholder and its affiliates. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please revise the disclosure to expressly state whether the Board reasonably believes that the Rule 13e-3 transaction is fair to unaffiliated security holders. Please also revise such disclosure with respect to the Sponsor Entities. In this respect, refer to the disclosure beginning on page 58 regarding Unaffiliated Stockholders.

Response:

The Company respectfully advises the Staff that it has revised the disclosure throughout the Amended Information Statement, including on pages 4-5, 25-26, 29-30, 46 and 49 of the Amended Information Statement in response to the Staff’s comment.

Securities and Exchange Commission April 11, 2024 Page 3

6.

Mr. Leonard appears to have recently served as an Executive Partner at THL. Please revise the disclosure on page 21 accordingly or advise. Refer to Item 3 of Schedule 13E-3 and Item 1003(c)(2) of Regulation M-A. In addition, please disclose in the “Background of the Merger” section when THL hired Mr. Leonard and when he stepped down from such position, as well as any negotiations between any of the Sponsor Entities and Mr. Leonard regarding the Company prior to the re-appointment of Mr. Leonard as Chief Executive Officer, or advise. Refer to Item 5 of Schedule 13E-3 and Item 1005(c) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 16-17 and 74 of the Amended Information Statement in response to the Staff’s comment.

7.

Refer to the previous comment. We note that Mr. Leonard appears to have been hired by THL in April 2023 and re-appointed by the Company in late September 2023, and THL submitted its initial indication of interest in early October 2023. Further, it appears Mr. Leonard will remain a director and Chief Executive Officer of the Surviving Corporation. In this respect, please describe how you determined that Mr. Leonard is not an affiliate engaged in the Rule 13e-3 transaction who should be identified as a filing person for purposes of Schedule 13E-3. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 46-50, 51 and 81-82 of the Amended Information Statement in response to the Staff’s comment.

8.

Please provide the information required by Item 1003(c)(5) of Regulation M-A with respect to the persons listed under “Directors, Executive Officers and Controlling Persons of the Company” on page 20. Refer to Item 3 of Schedule 13E-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 73-77 of the Amended Information Statement in response to the Staff’s comment.

9.

We note the disclosure on page 36 that the “Weil draft of the merger agreement reflected input from the Special Committee on, among other things, the terms of the equity rollover and the treatment of equity awards, which included [ ] the rejection of the proposed rollover of equity interests for certain stockholders.” Please revise to disclose the stockholders and the reason for such rejection.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 20-21 of the Amended Information Statement in response to the Staff’s comment.

Securities and Exchange Commission April 11, 2024 Page 4

10.

Please address how any filing person relying on the Centerview opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than Excluded Shares, rather than all security holders unaffiliated with the Company.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 6, 27, and 32 of the Amended Information Statement in response to the Staff’s comment.

11.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in clause (iv) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant to the Sponsor Entities’ fairness determination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 49-50 of the Amended Information Statement in response to the Staff’s comment.

12.

We note your disclosure that “[t]he Sponsor Entities have undertaken to pursue the Merger at this time for the reasons described above.” Please revise to specify the Sponsor Entities’ reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 51 of the Amended Information Statement in response to the Staff’s comment.

13.

Please provide all of the information described in Item 1007(d) of Regulation M-A, such as the stated and effective interest rates and the additional information described in Item 1007(d)(2), with respect to the Existing Credit Agreement and the Existing Receivables Agreement. Refer to Item 10 of Schedule 13E-3.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 42-45 of the Amended Information Statement in response to the Staff’s comment.

14.

We note your disclosure that “[o]ther than the Merger Agreement … the Company, the Sponsor Entities and their affiliates have not executed any transactions with respect to the Common Stock during the past 60 days.” However, as one example only, we note that Mr. Leonard appears to have disposed of 27,558 shares of Common Stock on February 14, 2024. Please revise or advise. Refer to Item 11 of Schedule 13E-3 and Item 1008(b) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 110-112 of the Amended Information Statement in response to the Staff’s comment.

Securities and Exchange Commission April 11, 2024 Page 5

15.

We note in footnote (1) on page 108 the disclaimer of beneficial ownership “except to the extent of its pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 119 of the Amended Information Statement in response to the Staff’s comment.

16.

Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 119-120 of the Amended Information Statement in response to the Staff’s comment.

17.	Please note that forward incorporation by reference, as you attempt to do on page 111, is not permitted in connection with a Schedule 13E-3. Please revise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 83 and 122 of the Amended Information Statement in response to the Staff’s comment.

Securities and Exchange Commission April 11, 2024 Page 6

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8294 or by e-mail at sachin.kohli@weil.com.

Sincerely yours,

/s/ Sachin Kohli
Sachin Kohli

cc:

Lee Neumann, Agiliti, Inc.

Michael J. Aiello, Weil, Gotshal & Manges LLP

William M. Shields, Ropes & Gray LLP

Craig E. Marcus, Ropes & Gray LLP

Scott Abramowitz, Ropes & Gray LLP